SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02036349

FORM 11-K

SEC MAIL
JUN 28 2002
WASH. D.C.

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended **December 31, 2001**

OR

[ ] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ________________ to ________________

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

Commission file number **1-11073**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST DATA CORPORATION
6200 S. Quebec Street
Greenwood Village, CO 80111

Report of Independent Auditors

Employee Benefits Administration
and Investment Committee
First Data Corporation

We have audited the accompanying statements of net assets available for benefits of the First Data Corporation Incentive Savings Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Denver, Colorado
June 6, 2002

FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2001 and 2000 and for the Year Ended December 31, 2001

First Data Corporation Incentive Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2001 and 2000
and for the Year Ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3300
370 17th Street
Denver, Colorado 80202-5663

Phone: (720) 931-4000
Fax: (720) 931-4444
www.ey.com

Report of Independent Auditors

Employee Benefits Administration
and Investment Committee
First Data Corporation

We have audited the accompanying statements of net assets available for benefits of the First Data Corporation Incentive Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 6, 2002

First Data Corporation Incentive Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
Investments, at fair value	$724,879,728	$736,999,686
Receivables:		
Employer contributions	1,327,310	1,408,033
Participant contributions	1,401,631	1,251,498
Dividends and other	51,463	63,913
Total receivables	2,780,404	2,723,444
Net assets available for benefits	$727,660,132	$739,723,130

See accompanying notes.

First Data Corporation Incentive Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions to net assets attributed to:	
Contributions:	
Employer	$ 43,290,418
Participant	48,569,381
	91,859,799
Transfers from other plans	7,210,925
Investment income (loss):	
Net depreciation in fair value of investments	(10,696,174)
Interest and dividends	13,691,001
	2,994,827
Total additions	102,065,551
Deductions from net assets attributed to:	
Transfers to other plans	49,386,970
Benefit payments	64,741,579
Total deductions	114,128,549
Net decrease in net assets	(12,062,998)
Net assets available for benefits at beginning of year	739,723,130
Net assets available for benefits at end of year	$727,660,132

See accompanying notes.

First Data Corporation Incentive Savings Plan

Notes to Financial Statements

December 31, 2001

1. Plan Description

The following description of the First Data Corporation Incentive Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan (as amended and restated) was established effective July 1, 1990 as a defined contribution plan to provide retirement benefits for certain employees of First Data Corporation and its participating subsidiaries ("FDC" or the "Company"), the Plan sponsor. Employees of the Company (i) who are not subject to a collective bargaining agreement, (ii) who receive compensation payable in U.S. dollars, and (iii) who are not leased employees are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits of the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Eligible employees may participate in the Plan and make salary deferral contributions effective the first day of the month following their date of hire.

Administration

The Plan Administrator is FDC's Employee Benefits Administration and Investment Committee (the "EBAIC"), which is appointed by the Compensation and Benefits Committee of the Company's Board of Directors. The American Express Trust Company ("AmEx" or "Trustee") provides trustee, recordkeeping, investment management for certain funds, other administrative services for the Plan, and implements investment decisions of Plan participants with respect to investment funds within the Plan. Administrative expenses of the Plan, to the extent not paid for by the Plan, are paid by the Company.

Contributions and Vesting

Participants may contribute before-tax dollars to the Plan of up to 15% (25% as of January 1, 2002) of their eligible compensation, with certain exceptions subject to certain limitations imposed by Section 401(k) of the Internal Revenue Code (the "Code"). Participants may also roll over qualified distributions into the Plan. Effective January 1,

1. Plan Description (continued)

2002, personal Individual Retirement Accounts will be eligible for rollover into the Plan. Participants are always fully vested in their elective and rollover contributions under the Plan.

Effective January 1, 2002, participants age 50 or over are eligible to make an additional tax-deferred lump-sum amount, subject to certain limitations imposed by the Code. Participants are fully vested in this "catch-up" contribution.

For participants who have completed at least one year of service, the Company matches 100% of participants' before-tax contributions up to 3% of the participant's eligible compensation. Certain employees with five but less than 10 years of service, whether or not otherwise enrolled in the Plan, will receive service-related contributions to their Plan accounts equal to 1.5% of their eligible compensation per year. For employees with 10 or more years of service, the Company will make a service-related contribution of 3% of their eligible compensation per year. Employees are always fully vested in any service-related contributions made to their accounts under the Plan. Certain employees receive additional employer contributions equal to 3.4% of their eligible compensation per year, which becomes vested after five years of service. All elective and Company contributions are invested in fund options as directed by participants.

Participants entering the Plan after October 1, 1996 become fully vested in their matching contributions over a four-year service period: 25% after one year, 50% after two years, 75% after three years, and 100% after four years. Prior to October 1, 1996, participants became vested in their matching contributions at the earlier of completion of two years of participation in the Plan or five years of service. The vesting of participants enrolled in the Plan prior to October 1, 1996 is based on whichever of the vesting methodologies results in the greatest amount being vested at the time they leave the Company. In addition, Company contributions become fully vested at the employee's retirement (the earlier of age 65 or age 55 and 10 years of service), disability or death. Effective January 1, 2002, retirement is defined as attaining age 65.

The Company may make a special contribution to participants' accounts and to all other employees who are eligible but are not participating in the Plan. Any special contributions will be made in the form of Company common stock to the First Data Corporation Stock Fund. The Company did not make a special contribution in 2001.

Effective January 1, 2002, this special contribution can be made in cash in addition to Company common stock.

1. Plan Description (continued)

Participant Loans

Participants may borrow up to the lesser of $50,000 or 50% of their vested account balances, subject to certain limitations. Loans made under the Plan bear interest at those rates determined by the EBAIC in accordance with the terms of the Plan. The rate is fixed for the term of the loan, which can range from 12 months to five years or longer for primary residential loans, subject to certain exceptions.

Effective January 1, 2002, the minimum length of the loan term decreased from one year to 6 months. In addition, a maximum of two loans, one short-term and one residential, will be allowed to be outstanding at a time.

Participant Accounts

Participants are responsible for directing the investment of assets held in their accounts among the various investment funds available in the Plan. Separate accounts are maintained for each participant, whereby the participant's account is increased for contributions and investment income and decreased for withdrawals, forfeitures, and investment losses. Investment increases and decreases are allocated daily to participant accounts based on their investment options.

Payment of Benefits

Upon retirement, termination of employment with the Company, reaching age 59½, becoming permanently and totally disabled, or death, the balance in the participant's account is available to the participant or designated beneficiaries. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Payout options include lump-sum, installment, annuities, or a combination of a lump sum and any one of the other forms. Effective January 1, 2002, payout options upon termination include lump-sum and rollover distributions, and distributions upon death will be made in the form of a lump-sum payment. In addition, upon severe financial hardship, a participant may request a hardship withdrawal if certain criteria are met.

Forfeitures

Forfeitures of terminated participants' nonvested accounts may be used to reduce Company contributions or pay administrative expenses of the Plan. During the year ended December 31, 2001, the Company used approximately $1,391,000 of forfeitures to

1. Plan Description (continued)

reduce Company contributions. At December 31, 2001 and 2000, forfeitures of approximately $1,325,000 and $608,000, respectively, were held in an unallocated account.

Investment Options

Upon enrolling in the Plan, participants are responsible for designating how contributions are apportioned among the Plan's investment options. Participants may choose among investment funds, including a self-directed brokerage account that allows participants to buy and sell almost any mutual fund or other public security available through American Express Financial Advisors Inc. Company stock, however, may not be traded in the self-directed brokerage account.

Net Transfers to Other Plans

In conjunction with FDC's business acquisition and divestiture activities, plan assets have been transferred into and out of the Plan, respectively. In addition, plan assets may be transferred into and out of the Plan from and to other Company-sponsored qualified plans as a result of employee status changes. The following summarizes the transfers of Plan assets from and to plans associated with the entities acquired or divested, as well as other plan transfers for the year ended December 31, 2001:

Transfers from other plans:	
Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees	$ 738,195
PaySys International Inc.	6,340,059
Miscellaneous other	132,671
	$ 7,210,925
Transfers to other plans:	
eONE Global	$ 2,720,971
Investor Services Group	45,987,491
Microbilt Corporation	599,517
Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees	73,805
Miscellaneous other	5,186
	$49,386,970

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

Investments are stated at fair value, except for the guaranteed investment contracts included in the American Express Stable Value Fund investment option. The collective trust funds are reflected at the net asset value of units of participation, as established by the Trustee, based upon quoted market prices of the underlying assets. Participant loans are valued at cost, which approximates fair market value.

Interest and dividend income is recorded as earned, with dividend income being recognized at the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Guaranteed investment contracts are presented at contract value (cost plus accrued interest) which approximates fair value. At December 31, 2001 and 2000, the interest rates for the contracts ranged from 5.82% to 7.67% and 7.10% to 7.67%, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid. At December 31, 2001, there were approximately $520,000 in benefits approved but not paid.

3. Investments

During 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$(43,576,738)
Collective trust funds	(13,967,238)
FDC common stock	51,375,948
Other common stock	(4,541,998)
Preferred stock	12,095
Corporate bonds	1,155
Government obligations	602
	$(10,696,174)

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

	December 31,			
	2001		2000	
	Shares/ Units	Fair Value	Shares/ Units	Fair Value
American Express Equity Index II Fund	3,919,875	$124,848,022	4,312,897	$156,191,550
American Express Stable Capital Fund	*	*	5,652,340	91,019,555
First Data Corp. Common Stock	1,912,287	150,018,950	2,135,123	112,494,432
AIM Balanced Class A Fund	2,570,614	66,681,716	2,830,423	85,167,415
Fidelity Dividend Growth Fund	2,567,845	72,747,036	2,357,516	70,631,183
Janus Worldwide Fund	881,422	38,641,542	914,962	52,024,716

* Fund did not meet the 5% net asset threshold at December 31, 2001.

4. Income Tax Status

The Plan received a favorable determination letter dated April 16, 1998 from the Internal Revenue Service ("IRS"), stating that the Plan and the related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended and

4. Income Tax Status (continued)

restated since receiving the determination letter. The Company has applied for, but has not yet received, a determination letter based on the amendment and restatement of the Plan effective January 1, 2002. During 1998 through 2001, the Company performed an extensive evaluation of Plan administration for compliance with Plan provisions and Code qualification requirements and filed a compliance request with the IRS with respect to certain operational defects. In 2001, the Company completed the corrective actions to cure the operational defects identified in the evaluation in order to maintain the Plan's tax-favored status under the Code. Based on information currently available, the Company does not believe that the results of the evaluation and the corrective measures taken to maintain the Plan's tax-favored status will have a material adverse effect on the financial condition of the Plan.

5. Party-in-Interest Transactions

Certain Plan investments are shares of funds managed by AmEx; therefore, these transactions qualify as party-in-interest transactions. AmEx manages these funds in conformity with either individual or class exemptions from the prohibited transaction rules of ERISA.

At December 31, 2001 and 2000, the Company Stock Fund held 1,912,287 and 2,135,123 shares of FDC common stock valued at $150,018,950 and $112,494,432, respectively. The Plan received $189,833 in dividends from FDC common stock in 2001.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

7. Risks and Uncertainties

The Plan provides for various investments in mutual funds, collective trust funds, common stock, FDC common stock, and other investments. Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits and benefit payments per the financial statements to the Form 5500:

	December 31, 2001
Net assets available for benefits per the financial statements	$727,660,132
Amounts allocated to withdrawn participants	(520,357)
Net assets available for benefits per the Form 5500	$727,139,775
Benefits paid to participants per the financial statements	$ 64,741,579
Add: Amounts allocated to withdrawing participants at December 31, 2001	520,357
Benefits paid to participants per the Form 5500	$ 65,261,936

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

Supplemental Schedule

First Data Corporation Incentive Savings Plan

EIN: 47-0731996

Plan Number: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2001

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares/ Units	Current Value
	Cash Equivalents			
*	American Express Trust Company	Cash and cash equivalents	5,686,222	$ 5,686,222
	Collective Trust Funds			
*	American Express Trust Company	Horizon Short-Term (25:75)	100,291	1,813,966
*	American Express Trust Company	Horizon Medium-Term (50:50)	182,109	3,953,037
*	American Express Trust Company	Horizon Long-Term (95:5)	549,399	6,123,057
*	American Express Trust Company	Horizon Long-Term (80:20)	281,813	6,409,274
*	American Express Trust Company	Equity Index II	3,919,875	124,848,022
*	American Express Trust Company	Stable Capital Fund	2,109,968	36,186,562
	Guaranteed Investment Contracts			
	AIG	Guaranteed Investment Contract, 8/25/29, 6.37%	2,542,222	2,542,222
	Bank of America	Guaranteed Investment Contract, 12/31/50, 7.25%	16,463,542	16,463,542
	CDC	Guaranteed Investment Contract, 12/31/50, 6.68%	20,011,473	20,011,473
	CDC II	Guaranteed Investment Contract, 1/01/50, 5.99%	4,641,215	4,641,215

First Data Corporation Incentive Savings Plan

EIN: 47-0731996

Plan Number: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (continued)

December 31, 2001

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares/ Units	Current Value
	JP Morgan Chase I	Guaranteed Investment Contract, 12/31/50, 7.67%	8,093,104	$ 8,093,104
	Rabobank	Guaranteed Investment Contract, 12/31/50, 6.34%	11,962,695	11,962,695
	Rabobank	Guaranteed Investment Contract, 12/31/50, 5.82%	4,704,562	4,704,562
	State Street	Guaranteed Investment Contract, 1/01/50, 5.99%	4,650,189	4,650,189
	State Street II	Guaranteed Investment Contract, 12/31/50, 6.10%	21,654,250	21,654,250
	Common Stocks			
*	First Data Corporation	Common Stock	1,912,287	150,018,950
	Mutual Funds			
	AIM Funds	Balanced Class A Fund	2,570,614	66,681,716
*	American Express Financial Advisors	AXP Bond Fund (Y)	3,430,210	16,465,009
*	American Express Financial Advisors	AXP Growth Fund (Y)	505,376	13,645,157
	Baron Funds	Baron Asset Fund	674,004	29,966,206
	Evergreen Funds	Evergreen International Growth Class A	1,063,584	7,115,374
	Fidelity Investments	Fidelity Dividend Growth Fund	2,567,845	72,747,036

First Data Corporation Incentive Savings Plan

EIN: 47-0731996

Plan Number: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (continued)

December 31, 2001

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares/ Units	Current Value
	Janus Funds	Janus Worldwide Fund	881,422	$ 38,641,542
	Janus Funds	Janus Global Technology Fund	134,769	1,636,101
	Invesco Funds	Invesco Dynamics Fund	213,191	3,396,131
	Participant Loans			
*	Plan participants	Interest rates ranging from 6% to 10.5%	26,831,846	26,831,846
	Other			
*	American Express Financial Advisors	Self-Directed Brokerage Account	**	17,991,268
	Total Investments			$724,879,728

* Denotes a party-in-interest to the Plan.
** Represents various investments held by the Plan in a separate participant-directed brokerage account.

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 333-81691 and No. 33-48578) pertaining to the First Data Corporation Incentive Savings Plan of our report dated June 6, 2002, with respect to the financial statements and supplemental schedule of the First Data Corporation Incentive Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Denver, Colorado
June 26, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRST DATA CORPORATION INCENTIVE SAVINGS PLAN

FIRST DATA CORPORATION, as Plan Administrator

Date: June 26, 2002

By

Michael T. Whealy
Chief Administrative Officer